Exhibit 19

COMFORT SYSTEMS USA, INC.

INSIDER TRADING WINDOW POLICY

(FOR DIRECTORS, OFFICERS, AND KEY EMPLOYEES)

Guidelines and Prohibitions Regarding Transactions in Company Stock

Under federal securities laws, until material information has been given to and digested by the public, insiders must refrain from buying or selling and from advising others to buy or sell. It is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. The Company will not engage in transactions in respect of its securities when it is in possession of material nonpublic information relating to the Company, other than in compliance with applicable law. The Company believes that persons in certain positions with the Company can be expected to routinely possess material information, in particular relating to the financial results of the Company. The Company’s Board of Directors has adopted a standard of conduct and associated policies with respect to material nonpublic information as part of its “Corporate Compliance Policy: Standards and Procedures Regarding Business Practices.” In addition to this policy and in order to protect the Company and its affiliates and insiders from liability for inappropriate insider trading, the Company has adopted this specific policy.

Persons subject to the Trading Window Policy

Certain persons can reasonably be expected to routinely possess material nonpublic information. This Trading Window Policy applies to: Directors; Chief Executive Officer; President; Chief Financial Officer; Chief Operating Officer; General Counsel; each Associate or Assistant General Counsel; Controller; Treasurer; any Senior Vice President of the Company and such other persons as the Company may designate from time to time. This is not a list of affiliates or executive officers, but rather of persons whom the Company believes might be expected to either routinely or occasionally possess material nonpublic information. The Office of the General Counsel will routinely review and update the list of corporate insiders for purposes of this Insider Trading Window Policy.

Pre-clearance Procedures

Each person who is subject to this policy is required to discuss any trade or other transaction, including, without limitation, gifts and execution of 10b5-1 trading plans, in advance, even during a trading window, with the General Counsel, or the Chief Financial Officer. Transactions, including dispositions by gift, by any individual subject to Section 16 must be reported to the SEC within two business days, so it is imperative that the Office of the General Counsel be made aware of any trades as soon as possible.

Prohibition on Certain Trades

Persons, as well as their spouse, minor children and any entity upon which they exercise control, may not purchase, sell or engage in any transaction with respect to Company stock or other Company securities, or advise others with respect to such transactions, except during a trading window. Trading windows shall commence following one full trading day after the public announcement of quarterly or annual earnings, and shall terminate at the close of business on the seventh business day of the third month of each quarter.

Regardless of whether a trading window is in effect, and as set forth in the Corporate Compliance Policy and under federal law, persons possessing material information that investors would consider relevant in making investment decisions are never permitted to trade Company stock.

The Company may on occasion issue potentially material information by means of a press release, SEC filing on form 8-K, or other means designed to achieve widespread dissemination of the information. You should anticipate that transactions are unlikely to be cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or key employees. So long as the event remains material and nonpublic, directors, officers or key employees may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. If, however, a director, officer or key employee seeks clearance to trade in the Company’s securities during an event-specific blackout, the Office of the General Counsel shall inform that director, officer or key employee of the existence of a blackout period, and the director, officer and key employee should not disclose the existence of the blackout period to any other person.

Stock Option Exercise – This Insider Trading Window Policy does not apply to the exercise of any stock options. The Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, any other market sale for the purposes of generating the cash needed to pay the exercise price of an option and any market sale of stock following exercise of an option.

Special and Prohibited Transactions

Hedging Transactions – Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, executive officers and employees are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities – Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, executive officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

Policy Violations

In the event of a policy violation (intentional or unintentional) the minimum consequence will include: (1) disgorgement of any gains realized when comparing the actual transaction price or other reasonably identifiable monetary benefit and the opening price, or comparable monetary benefit derived from such opening price, when the next available trading window commences, and (2) for Company employees, a letter to the HR file reflecting the violation. Absent extraordinary circumstances, disgorgement will not be required in the event that no financial gains have been realized as a result of the policy violation. Additional disciplinary action, up to and including termination from employment or removal from the Board, is a potential consequence depending on the circumstances.

Pre-arranged Trading Plans

Under Rule 10b5-1, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you do not possess material non-public information, then you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned material non-public information. Arrangements under the rule may specify amount, price and date through a formula or may specify trading parameters that another person has discretion to administer, but you must not be permitted to exercise any subsequent discretion affecting the transactions, and if your broker or any other person exercises discretion in implementing the trades, you must not be able to influence his or her actions and he or she must not possess any material non-public information at the time of the trades. Trading plans can be established for a single trade or a series of trades. It is important that you properly document the details of a trading plan. Please note that, in addition to the requirements of a trading plan described above, there are a number of additional procedural conditions set forth in Rule 10b5-1(c) that must be satisfied before you can rely on a trading plan. You may only enter into, amend, or terminate a trading plan during an open trading window period. Additionally, each person subject to this policy must submit the plan or request for termination or amendment to the Office of the General Counsel for approval.

Last Updated March 2023